

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2012

Via E-Mail
Steve Aninye
Chief Executive Officer
Crown Dynamics Corp.
9590 E. Ironwood Square Drive
Building A, Suite 101
Scottsdale, AZ 85258

> **Re:** **Crown Dynamics Corp.**
> **Amendment no. 1 to Form 8-K**
> **Filed March 20, 2012**
> **File No. 333-169501**

Dear Mr. Aninye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business Strategy, page 3

1.   We note your response to prior comments 7 and 8; however, the status and development stage of your products remain unclear. Please revise throughout your filing to describe clearly the status of your products, including whether you have produced a prototype of any products and the <u>current</u> functionality of existing products. Remove disclosure suggesting functionality that does not yet exist.

2.   We note your response to prior comment 8. Please revise to clarify the plans to manufacture and distribute your products and the status of these plans, including the status of the discussions with OEMs, as disclosed on page 5. Please also revise to clarify the terms of your intellectual property, including all licenses and patents and the duration of such licenses and patents.

3. We note your response to prior comment 9 and your statement that the agreement with the American Seniors Association cannot be located. However, given your previous disclosure that you signed this definitive agreement, please revise to discuss the agreement with the American Seniors Association and describe the content of the agreement. Please also revise to include the relevant risk factor disclosure, given your inability to locate an agreement that you have signed.

Regulations, page 4

4. We note your response to prior comment 10. However, please revise to clarify which products would require FCC and FDA approvals. Please also revise to describe how these regulatory approvals affect your business, including a detailed description of the approval processes and timelines. Please also include appropriate risk factor disclosure regarding your ability to obtain regulatory approval.

Products, page 5

5. We note your response to prior comment 11 and your statement that the photograph on page 6 is an "example prototype that was purchased by the Company." Please remove the image since it does not represent a product that you currently make or sell.

Item 1A. Risk Factors, page 7

6. We note that you have removed several risk factors that described risks that appear applicable to you, such as "Our auditors have expressed substantial doubt about our ability to continue as a going concern" and "Our Directors own 100% of the outstanding shares of our common stock." Please revise or advise.

Liquidity and Capital Resources, page 16

7. We note your response to prior comment 17 and your removal of the disclosure regarding your cash requirements for the next 12 months. Please revise to disclose if you have enough cash in order to sustain your operations for the next twelve months.

Record Holders, page 22

8. Please revise to update the amount of common stock that is issued and outstanding. For example, we note that this amount does not appear to include some of the sales of unregistered securities disclosed on page 24.

Item 10. Recent Sales of Unregistered Securities, page 24

9.   We note your added disclosure in response to prior comment 22. Please revise to also state briefly the facts relied upon to make the exemptions from registration claimed available.

Item 5.06 Change in Shell Company Status, page 25

10.   We note the added disclosure in response to prior comment 1. Please revise to clarify what you mean by "the Exchange" and the date on which "the Exchange" occurred.

Item 9.01 Financial Statements and Exhibits

11.   While we acknowledge the response to prior comment 28, the response does not address the accounting concern raised in the comment. Accordingly, please tell us how you valued and accounted for the technology license acquired from Zorah LLC in January 2012. We note that Steve Aninye is also the CEO of Zorah LLC. We refer you to SAB Topic 5G which states that transfers of nonmonetary assets to a company by its promoters or shareholders in exchange for stock should be recorded at the transferors' historical cost basis determined under GAAP.

Exhibits

12.   We note your response to prior comment 29. However, please file all exhibits required by Item 601. We note, for example, the patent transfer and sale agreement with Illanit Appelfeld for the toothbrush.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by e-mail):   Luke C. Zouvas, Esq.
                Zouvas Law Group, P.C.